

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
1507 Presidential Way
North Miami Beach, FL 33179

> **Re: iTrackr Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 13, 2010**
> **File No. 000-52810**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 17, 2010**
> **File No. 333-166275**

Dear Mr. Rizzo:

We note that your December 31, 2008 and December 31, 2009 financial statements were audited by Traci J. Anderson, CPA. On August 12, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Traci J. Anderson, CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Traci Jo_ Anderson.pdf.

As Traci J. Anderson, CPA is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Traci J. Anderson, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Since Traci J. Anderson, CPA audited the years that you are required to include in your Form S-1, you should have a firm that is registered with the PCAOB re-audit those years for this Form S-1.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Traci J. Anderson, CPA. While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed. If you previously explained the registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your Form 10-K.

Please advise us as to how you intend to address this matter no later than August 23, 2010. If you have any questions, I can be reached at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief